UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)

The Smith & Wollensky Restaurant Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

831758107

(CUSIP Number)

Martin H. Neidell
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, NY 10038
212-806-5836

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 7)

SCHEDULE 13D

CUSIP No.: 831758107	Page 2 of __ Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Alan N. Stillman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1,321,119 107,500 1,321,119 107,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,428,619

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.36%

14	TYPE OF REPORTING PERSON IN

          This Amendment No. 1 is being filed on behalf of Alan N. Stillman, relating to the common stock, par value $0.01 per share (the “Common Stock”), of The Smith & Wollensky Restaurant Group, Inc. (the “Issuer”). This amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934.

ITEM 1.     SECURITY AND ISSUER.

          This Amendment relates to the Common Stock of the Issuer, a Delaware corporation. The Issuer’s principal executive offices are located at 880 Third Avenue, 4th Floor, New York, NY 10022.

ITEM 2.     IDENTITY AND BACKGROUND.

          Mr. Stillman’s business address is c/o The Smith & Wollensky Restaurant Group, Inc., 880 Third Avenue, New York, NY 10022.

ITEM 4.     PURPOSE OF TRANSACTION.

           See response to Item 6.

ITEM 5.     INTEREST IN SECURTIES OF THE ISSUER.

          (a)   Mr. Stillman beneficially owns 1,428,619 shares of Common Stock of the Issuer, representing approximately 16.36% of the issued and outstanding shares.

          (b)   Mr. Stillman directly owns 56,791 shares of Common Stock of the Issuer over which he has sole voting and dispositive power. Mr. Stillman owns options to purchase an aggregate of 241,667 shares of Common Stock of the Issuer, of which options to purchase an aggregate of 135,667 shares have vested.

          Stillman’s First, Inc., which may be deemed to be an affiliate of Mr. Stillman, owns 107,500 shares of Common Stock of the Issuer. Mr. Stillman disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that Mr. Stillman is the beneficial owner of such shares for the purposes of Section 16 or for any other purpose, except to the extent of his pecuniary interest therein. Mr. Stillman has shared voting power and shared dispositive power over such shares of Common Stock of the Issuer. Donna Stillman, Mr. Stillman’s wife, also has shared voting power and shared dispositive power over such 107,500 shares of Common Stock of the Issuer.

          La Cite, Inc., which may be deemed to be an affiliate of Mr. Stillman, owns 348,191 shares of Common Stock of the Issuer. Mr. Stillman disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that Mr. Stillman is the beneficial owner of such shares for the purposes of Section 16 or for any other purpose, except to the extent of his pecuniary interest therein. Mr. Stillman has sole voting power and sole dispositive power over such shares of Common Stock of the Issuer.

          White & Witkowsky, Inc., which may be deemed to be an affiliate of Mr. Stillman, owns 395,070 shares of Common Stock of the Issuer. Mr. Stillman disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that Mr. Stillman is the beneficial owner of such shares for the purposes of Section 16 or for any other purpose, except to the extent of his pecuniary interest therein. Mr. Stillman has sole voting power and sole dispositive power over such shares of Common Stock of the Issuer.

          Thursday’s Supper Pub, Inc., which may be deemed to be an affiliate of Mr. Stillman, owns 385,400 shares of Common Stock of the Issuer. Mr. Stillman disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that Mr. Stillman is the beneficial owner of such shares for the purposes of Section 16 or for any other purpose, except to the extent of his pecuniary interest therein. Mr. Stillman has sole voting power and sole dispositive power over such shares of Common Stock of the Issuer.

          The Donna Stillman Trust owns 90,754 shares of Common Stock of the Issuer. These shares are not included in this filing. Mr. Stillman disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that Mr. Stillman is the beneficial owner of the 90,754 shares owned by the Donna Stillman Trust for any purpose. Donna Stillman, Eugene I. Zuriff and Robert D. Villency, the trustees, have the shared power to direct the receipt of dividends and the proceeds of a sale of shares with respect to such 90,754 shares of Common Stock of the Issuer. Mr. Stillman has no voting power or dispositive power over such 90,754 shares of Common Stock of the Issuer. The address for each of Donna Stillman and Eugene I. Zuriff has changed and is c/o The Smith & Wollensky Restaurant Group, Inc., 880 Third Avenue, New York, NY 10022.

          The Alan N. Stillman Grantor Retained Annuity Trust owns 175,000 shares of Common Stock of the Issuer. These shares are not included in this filing. Mr. Stillman disclaims beneficial ownership of such shares and this report shall not be deemed an admission that Mr. Stillman is the beneficial owner of such shares for the purpose of Section 16 or for any other purpose. Donna Stillman, Eugene I. Zuriff and Robert D. Villency are the trustees of this trust and share voting and dispositive power with respect to such shares. Mr. Stillman has no voting power or dispositive power over the shares of Common Stock of the Issuer owned by this trust.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Patina Restaurant Group, LLC (“Patina”) has entered into an Agreement and Plan of Merger dated February 26, 2007 (the “Merger Agreement”) with the Issuer pursuant to which the Issuer will be merged (the “Merger”) with, and become, a wholly-owned subsidiary of Patina. As an inducement for Patina to enter into the Merger Agreement, Patina and Alan Stillman entered into an agreement dated February 26, 2007 (the “Patina Agreement”).

          Pursuant to the Patina Agreement, immediately after the closing of the Merger, Stillman or his designees (the “Stillman Group”) will acquire certain assets from the Issuer consisting of real property owned by the Issuer in Dallas and New Orleans, the leases relating to three New York City restaurants (Quality Meats, Cite and Park Avenue Cafe), the management agreements relating to three New York City restaurants (Smith & Wollensky, Maloney & Porcelli and Post House), the lease of the Issuer’s headquarters in New York and all assets relating to the foregoing.

          In consideration for such purchase, the Stillman Group will pay $5,304,057 in cash and/or stock of the Issuer, plus assume numerous liabilities and contingent obligations of the Issuer, including the following: any sales, real property transfer or income taxes relating to the acquisition; mortgages on properties in New Orleans and Miami aggregating approximately $3.2 million; $800,000 of capital lease obligations; all expenses of the Issuer relating to the Merger, including legal, accounting, proxy fees, severance, change of control and other payments to employees of the Issuer estimated to exceed an aggregate of $4 million; contingent obligations under various lawsuits (in amounts which cannot presently be determined); certain capital improvements and other costs relating to the Smith & Wollensky restaurant in Las Vegas and to the Issuer generally; and all known and unknown obligations or liabilities relating to the assets to be acquired. The foregoing is a summary of the Patina Agreement and is qualified in its entirety by the Patina Agreement that is filed as an exhibit hereto.

          Patina and the holders of the shares of Common Stock of the Issuer reported in this filing, together with the Donna Stillman Trust and the Alan N. Stillman Grantor Retained Annuity Trust, have entered into a voting agreement (the “Voting Agreement”) pursuant to which such holders have agreed to vote all their shares of Common Stock of the Issuer in favor of the Merger and against any action or agreement that would result in a breach of the Issuer under the Merger Agreement or would impede or interfere with the Merger. The Voting Agreement will terminate upon termination of the Merger Agreement in accordance with its terms. The foregoing is a summary of the Voting Agreement and is qualified in its entirety by the Voting Agreement that is filed as an exhibit hereto.

          As a condition to entering into the Merger Agreement, Patina required that St. James Associates, L.P. (“St. James”) agree to amend various provisions of the Amended and Restated Sale and License Agreement dated January 1, 2006 between St. James and the Issuer (the “License Agreement”). Mr. Stillman and an unrelated party are the general partners of St. James. In order to effectuate this amendment the consent of both general partners was required. On February 26, 2007, Patina and St. James entered into a letter agreement pursuant to which the License Agreement will be amended effective on the closing of the Merger to effectuate the following: Patina has agreed to open at least two new Smith & Wollensky restaurants and to open or make advance payments of additional royalty payments for two additional such restaurants within six years; St. James will eliminate the 1% royalty fee on all restaurant and non-restaurant sales at any steakhouse owned or operated by Patina or its affiliates if such restaurant does not use the Smith & Wollensky name and is located in specified countries in Asia, provided such royalty will continue to be payable until Patina has fulfilled its build-out obligations; St. James agreed to eliminate the posting by assignees of a letter of credit in connection with the assignment of the License Agreement; and St. James agreed to other technical amendments. Based on Patina’s representations to St. James that the principals of Patina are reputable restaurant operators that have managed high quality fine dining restaurants continuously for at least five years and that Patina is a nationally known reputable company active in the food service business, St. James acknowledged that the Merger Agreement is expressly permitted by the License Agreement. The foregoing is a summary of the letter agreement and is qualified in its entirety by the letter agreement that is filed as an exhibit hereto.

          The Issuer and St. James also entered into a letter agreement pursuant to which the parties acknowledged that Quality Meats is a steakhouse within the meaning of the License Agreement and Issuer must pay a 1% annual royalty on all restaurant and non-restaurant sales therefrom.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          1.   Agreement dated February 26, 2007, between Patina Restaurant Group, LLC and Alan Stillman.

          2.   Voting Agreement dated February 26, 2007, among Patina Restaurant Group, LLC and certain holders of Common Stock of The Smith & Wollensky Restaurant Group, Inc.

          3.   Letter Agreement dated February 26, 2007 relating to proposed amendments to Amended and Restated Sale and License Agreement dated as of January 1, 2006, by and between St. James Associates, L.P. and The Smith & Wollensky Restaurant Group, Inc.

          4.   Letter Agreement dated February 26, 2007, between St. James Associates, L.P. and The Smith & Wollensky Restaurant Group, Inc. relating to royalty payments for Quality Meats.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2007

/s/ Alan N. Stillman Alan N. Stillman